

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Kent Robertson
Chief Executive Officer
Fenix Parts, Inc.
14707 S. Dixie Highway, Suite 401
Miami, Florida 33176

> **Re:**   **Fenix Parts, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 23, 2015**
> **File No. 333-203296**

Dear Mr. Robertson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2015 letter.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Financial Statements, page F-3

1. We note in the third introductory paragraph that for certain valuations, you are in the process of obtaining analyses performed by independent valuation specialists, whereas for others, it appears you may have used significant estimates and assumptions. You also indicate that results may change materially as you complete the allocation process. Please tell us when you expect to complete the allocation process and for any material assets in this note for which you used significant estimates and assumptions, specifically describe these estimates and assumptions to derive fair values.

Notes to Unaudited Pro Forma Financial Statements

(3) Combination Consideration and Allocation, page F-11

2. Refer to the revaluation adjustments table. Please tell us and disclose the valuation methodologies and the assumptions related to the acquired intangible assets, inventory and property, plant and equipment in your determinations of respective revaluation adjustments.

You may contact Effie Simpson at (202) 551-3346 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ John Dana Brown
for

Anne Nguyen Parker
Assistant Director

cc: Craig P. Colmar
        Johnson and Colmar